

NEWS RELEASE

<u>**FOR IMMEDIATE RELEASE**</u>

February 22, 2011

CAPITOL FEDERAL FINANCIAL, INC.
ANNOUNCES WELCOME DIVIDEND

Topeka, KS – Capitol Federal Financial, Inc. (Nasdaq: CFFN) (the "Company") announced today the Board of Directors declared a welcome dividend of $0.60 per share on all outstanding shares of CFFN common stock.

The dividend is payable on March 25, 2011 to stockholders of record as of the close of business on March 11, 2011.

John Dicus, CEO of Capitol Federal Financial, Inc. said "We are pleased to announce, after working with the Office of Thrift Supervision, the declaration of the $0.60 per share welcome dividend. Our ability to declare this dividend speaks to the strength of our balance sheet, strong capital position and the quality of the assets we have. Also, this dividend reaffirms our commitment to returning value to all stockholders."

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 46 branch locations in Kansas and Missouri and is one of the largest residential lenders in the State of Kansas. News and other information about the Company can be found at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President, Chief
Investor Relations	Financial Officer and Treasurer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com